Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

July 16, 2012

Performance Update for Dynamic VIX Index S&P 500® Dynamic VIX Futures™ Total Return Index (“Dynamic VIX Index”)* Description: The Dynamic VIX Index seeks to provide investors with exposure to forward implied volatility by reflecting the outcomes of holding long and at times long and short positions in futures contracts on the CBOE Volatility Index®. The Index aims to react positively to overall increases in market volatility by allocating dynamically between two components: a short-term volatility component and a mid-term volatility component. Performance of a portfolio of equity with Dynamic VIX Index overlay Please see below for performance during the period from June 13, 2011 to June 29, 2012, for a hypothetical investment in the S&P 500® Index, as well as a hypothetical portfolio composed of 90% S&P 500® Index and 10% of the Dynamic VIX Index (“90/10 portfolio”) and a second portfolio of 85% in S&P 500® Index and 15% of the Dynamic VIX Index (“85/15 portfolio”). During this time period, the performance of a 90/10 portfolio was up 12.0% with 18.1% annualized volatility. This compares to a 100% investment of S&P 500® Index which was up 9.1% for the period with 23.1% annualized volatility; thus the 90/10 portfolio has an improved returns-to-volatility ratio of 0.66 compared to 0.40. Furthermore, max drawdown for the period for the 90/10 portfolio was reduced to -13.2% compared to an -18.4% drawdown for a 100% S&P 500® Index investment.

100% S&P 500®
10% Dynamic VIX, 90% S&P 500®
15% Dynamic VIX, 85% S&P 500®
Performance as a % of initial value
125
120
115
110
105
100
95
90
85
Jun-11
Jul-11
Aug-11
Sep-11
Oct-11
Nov-11
Dec-11
Jan-12
Feb-12
Mar-12
Apr-12
May-12
Jun-12

	100% S&P 500®	10% Dynamic VIX, 90% S&P 500®	15% Dynamic VIX, 85% S&P 500®
Annualized Returns	9.1%	12.0%	13.30%
Annualized Volatility†	23.1%	18.1%	15.90%
Returns/Vol Ratio	0.40	0.66	0.84
Max drawdown‡	-18.4%	-13.2%	-11.3%

†Annualized Volatility is calculated as a standard deviation of natural logarithm of monthly returns in the observation period multiplied by the square root of 12. Because the annualized volatility is based on historical data, it may not predict variability on annualized future performance.

‡Max Drawdown represents the maximum percentage decline of an index price between any starting and ending point in time.

Index returns are for illustrative purposes only and do not represent actual iPath ETN performance. Index performance returns do not reflect any investor fees, transaction costs or expenses. Indexes are unmanaged and one cannot invest directly in an index. **Past performance does not guarantee future results.**

Performance of the Dynamic VIX Index
For the period from December 30, 2011 to June 29, 2012 ("Year-to-date"), the performance of the Dynamic VIX Index was up 1.7% with 12.8% annualized volatility. During the same period, the returns of the component indices were as follows: the S&P 500® VIX Mid-Term Futures™ Index was down 25.6% with 35.2% annualized volatility and the S&P 500® VIX Short-Term Futures™ Index was down 57.8% with 76.9% annualized volatility. Year-to-date, the Dynamic VIX Index allocation alternated between 70%/-30% and 80%/-20% (long mid-term VIX futures/short short-term VIX futures).

Bloomberg Ticker: SPDVIXTR <INDEX>

120
100
80
60
40
Performance as a % of initial value
Dec-11
Jan-12
Feb-12
Mar-12
Apr-12
May-12
Jun-12
S&P 500® Dynamic VIX Futures™ TR Index
S&P 500® VIX Mid-Term Futures™ TR Index
S&P 500® VIX Short-Term Futures™ TR Index
S&P 500® TR Index

	S&P 500® Dynamic VIX Futures™ TR Index	S&P 500® VIX Short-Term Futures™ TR Index	S&P 500® VIX Mid-Term Futures™ TR Index	S&P 500® TR Index
Year-to-date Returns	1.7%	-57.8%	-25.6%	9.5%
Annualized Volatility	12.8%	76.9%	35.2%	13.5%
Correlation vs. S&P 500® Index	-19.0%	-78.3%	-73.60%	100.00%
Correlation vs. VIX Index	7.0%	87.4%	75.9%	-79.3%

* The Dynamic VIX Index has been live since June 13, 2011. All Dynamic VIX Index performance information prior to June 13, 2011 is hypothetical historical information. Historical and hypothetical historical information is not indicative of the future performance of the Dynamic VIX Index or any related investment.

Index returns are for illustrative purposes only and do not represent actual iPath ETN performance. Index performance returns do not reflect any investor fees, transaction costs or expenses. Indexes are unmanaged and one cannot invest directly in an index. **Past performance does not guarantee future results.**

For more information, please contact your iPath Sales Team:

Raina Mathur	Ed Ware	Lorelei O'Hagan	Laura Stojcevic	Greg Peluso
+1 212 528 4930	+1 212 528 7608	+1 212 528 8392	+1 212 528 6505	+1 212 526 3719

Selected Risk Considerations

An investment in the iPath ETNs described herein (the "ETNs") involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under "Risk Factors" in the applicable prospectus supplement and pricing supplement.

You May Lose Some or All of Your Principal: The ETNs are exposed to any change in the level of the underlying index between the inception date and the applicable valuation date. Additionally, if the level of the underlying index is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the value of such index has increased or decreased, as the case may be.

Because the ETNs are subject to an investor fee and any other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection. Credit of Barclays Bank PLC: The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs. Issuer Redemption: If specified in the applicable prospectus, Barclays Bank PLC will have the right to redeem or “call” a series of ETNs (in whole but not in part) at its sole discretion and without your consent on any trading day on or after the inception date until and including maturity. The Performance of the Underlying Index Is Unpredictable: An investment in the ETNs is subject to risks associated with fluctuations, particularly a decline, in the performance of the underlying index. Because the performance of such index is linked to futures contracts on the CBOE® Volatility Index (the “VIX Index”), the performance of the underlying index will depend on many factors including, the level of the S&P 500® Index, the prices of options on the S&P 500® Index, and the level of the VIX Index which may change unpredictably, affecting the value of futures contracts on the VIX Index and, consequently, the level of the underlying index. Additional factors that may contribute to fluctuations in the level of such index include prevailing market prices and forward volatility levels of the U.S. stock markets and the equity securities included in the S&P 500® Index, the prevailing market prices of options on the VIX Index, relevant futures contracts on the VIX Index, or any other financial instruments related to the S&P 500® Index and the VIX Index, interest rates, supply and demand in the listed and over-the-counter equity derivative markets as well as hedging activities in the equity-linked structured product markets. Dynamic Allocation of Underlying Index: The value of the underlying index will depend upon the success of such index in dynamically allocating between the short-term and mid-term volatility futures components. The allocation of such index is based on implied volatility measurements that may not effectively predict trends in future volatility, and is made in accordance with pre-defined weightings that may not be optimal. Additionally, such index may allocate to short as well as long positions in the index components and is not guaranteed to react positively to increased levels of market volatility. Market and Volatility Risk: The market value of the ETNs may be influenced by many unpredictable factors and may fluctuate between the date you purchase them and the maturity date or redemption date. You may also sustain a significant loss if you sell your ETNs in the secondary market. Factors that may influence the market value of the ETNs include prevailing market prices of the U.S. stock markets, the index components included in the underlying index, and prevailing market prices of options on such index or any other financial instruments related to such index; and supply and demand for the ETNs, including economic, financial, political, regulatory, geographical or judicial events that affect the level of such index or other financial instruments related to such index. A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to maintain any listing of the ETNs. No Interest Payments from the ETNs: You may not receive any interest payments on the ETNs. Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 25,000 or 50,000 (depending on the series) ETNs of the same series at one time in order to exercise your right to redeem your ETNs on any redemption date. You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the pricing supplement. Uncertain Tax Treatment: Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation. Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free +1 877 764 7284, or you may request a copy from any other dealer participating in the offering. BlackRock Investments, LLC. assists in the promotion of the iPath ETNs. The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs. “Standard & Poor’s”, “S&P®”, “S&P 500®”, “Standard & Poor’s 500™”, “S&P 500® VIX Short-Term Futures™”, “S&P 500® VIX Mid-Term Futures™” and “S&P 500® Dynamic VIX Futures™” are trademarks of Standard & Poor’s Financial Services LLC (“S&P”) and have been licensed for use by Barclays Bank PLC. “VIX” is a registered trademark of the Chicago Board Options Exchange, Incorporated (“CBOE”) and has been licensed for use by S&P. The ETNs are not sponsored endorsed, sold or promoted by S&P or the CBOE. S&P and CBOE make no representation, condition or warranty, express or implied, to the owners of the ETNs or any member of the public regarding the advisability of investing in securities generally or in the ETNs or in the ability of either index to track market performance. © 2012 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. NOT FDIC INSURED NO BANK GUARANTEE MAY LOSE VALUE CSNY 430599